May 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:       Mr. David Manion

                        Ms. Rebecca Marquigny

Re:      Templeton Growth Fund, Inc. (the “Registrant” or the “Growth Fund”)

            File No. 333-224153

Dear Mr. Manion and Ms. Marquigny:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Manion on April 11, 2018 (the “Accounting Comments”) to Christy DePree of Franklin Templeton Investments and Cory O. Hippler of Stradley Ronon Stevens & Young, LLP, and by Ms. Marquigny on May 2, 2018 (the “Disclosure Comments”) to Mr. Hippler, with regard to the Registrant’s registration statement on Form N-14 (the “N-14 Registration Statement”), relating to the proposed reorganization of Templeton Global Opportunities Trust (“TGOT”) with and into the Registrant.  The N-14 Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 5, 2018 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).  A delaying amendment with respect to the N-14 Registration Statement was filed pursuant to Rule 473 under the Securities Act on May 4, 2018.

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  The responses have been incorporated into a pre-effective amendment to the N-14 Registration Statement (the “Pre-Effective Amendment”) filed on the date hereof preceding this letter.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the N-14 Registration Statement.

I.          Accounting Comments

1.               Comment:  The N-14 Registration Statement is scheduled to become automatically effective on May 5, 2018 pursuant to Rule 488 under the Securities Act.  The SEC staff believes that the Registrant may not rely on Rule 488 for the N-14 Registration Statement to become automatically effective on May 5, 2018 because the Growth Fund’s financial statements incorporated by reference will be older than 245 days as of such date.  Please file a pre-effective amendment to the N-14 Registration Statement that includes updated financial statements for the Growth Fund and seek effectiveness.

Response:  The Growth Fund’s financial statements for the six-month period ended February 28, 2018 have been incorporated into the Pre-Effective Amendment by reference, and the Growth Fund’s financial highlights for the six-month period ended February 28, 2018 have been included in Exhibit B to the Prospectus/Proxy Statement.

2.               Comment:  With respect to the Expense Example beginning on page 16, please confirm or update the 5-year and 10-year information for Class C shares of TGOT.

Response:  The referenced 5-year and 10-year information for Class C shares of TGOT in the Expense Example have been updated in the Pre-Effective Amendment.

3.               Comment:  Under the heading “INFORMATION ABOUT THE TRANSACTION–How will the Transaction be carried out?” beginning on page 22, please disclose the estimated dollar amount of TGOT’s portfolio assets to be repositioned in connection with the Transaction, the tax implications of such repositioning, and the estimated costs of the Transaction, or reference where such disclosure is located.

Response:  The following disclosure has been added under the heading “FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION–Repositioning of the Foreign Fund’s Portfolio Assets,” and a cross reference to such disclosure has been added under the heading “INFORMATION ABOUT THE TRANSACTION–How will the Transaction be carried out?”

While the actual amount of portfolio sales and realized capital gains will vary depending on a number of factors, including the portfolio assets that are actually sold, the timing of such sales, market conditions, and purchase and redemption activity in TGOT’s shares, based on estimated sales of approximately $190.8 million of TGOT’s portfolio assets, it is anticipated that TGOT would realize capital gains of approximately $50.8 million (approximately $2.53 per share; 11.2% of NAV as of December 31, 2017).

In addition, a cross reference to the disclosure regarding the estimated costs of the Transaction has been added under the heading “INFORMATION ABOUT THE TRANSACTION–How will the Transaction be carried out?”

II.        Disclosure Comments

1.               Comment:  With respect to the references to various Fund documents in the bullet points beginning on page 1, please confirm that the dates of such documents are accurate.

Response:  The Registrant has updated and confirmed the dates of the referenced Fund documents.

2.               Comment:  The disclosure under the heading “SUMMARY–How will the Transaction affect me?–Investment Goal, Principal Investment Strategies and Principal Investment Risks” beginning on page 3 states that “TGOT historically has had greater exposure to issuers located in developing and emerging markets than the Growth Fund, resulting in a greater degree of risk associated with such investments.”  Please also disclose that TGOT’s greater relative exposure to issuers located in developing and emerging markets could benefit TGOT to the extent that such investments outperform investments in issuers located in developed markets.

Response:  The following disclosure has been added under the heading “SUMMARY–How will the Transaction affect me?–Investment Goal, Principal Investment Strategies and Principal Investment Risks:”

However, TGOT’s greater relative exposure to issuers located in developing and emerging markets has from time to time benefited, and in the future potentially could benefit, TGOT to the extent that such investments outperform investments in issuers located in developed markets.

3.               Comment:  Under the heading “SUMMARY–How will the Transaction affect me?–Potential Cost Savings,” the first sentence states that “[a]s shown in the table below, the total annual operating expenses of the Growth Fund Shares are less than those of the corresponding share class of TGOT.”  Please clarify that the total operating expenses shown are for one year only.  The extent applicable, disclose that the Growth Fund’s total operating expenses could exceed the expenses shown in the table once any fee waivers or expense limitation arrangements expire, or confirm supplementally that the Growth Fund does not have a contractual fee waiver and/or expense limitation arrangement.

      Response:  The first sentence under the heading “SUMMARY–How will the Transaction affect me?–Potential Cost Savings,” has been revised to include the following underlined language:

As shown in the table below, the total annual operating expenses of the Growth Fund Shares are less than those of the corresponding share class of TGOT, based on each Fund’s most recently completed fiscal year.

In addition, the Registrant confirms that the Growth Fund is not subject to a fee waiver and/or expense limitation arrangement, except that (i) management fees paid by the Growth Fund are waived on assets invested in affiliated investment companies in an amount not to exceed the management and administrative fees paid directly or indirectly by each affiliate, and (ii) transfer agent fees for the Growth Fund’s Class R6 shares (which are not part of the Transaction) are voluntarily waived or limited so that such fees do not exceed 0.02%.

4.               Comment:  The disclosure under the heading “SUMMARY–How will the Transaction affect me?–Potential Cost Savings” beginning on page 4 states that “[t]he Transaction is not projected to have a material impact on the expense ratio of the Growth Fund.”  If applicable, please clarify that the addition of TGOT’s assets to the Growth Fund will not cause the Growth Fund to reach a lower breakpoint in its investment management fee schedule.

Response:  The referenced disclosure has been revised to include the following underlined language:

The Transaction is not projected to have an immediate material impact on the expense ratio of the Growth Fund, as the addition of TGOT’s assets would cause the aggregate assets of the combined Growth Fund to be closer to, but not immediately reach, a lower breakpoint in its investment management fee schedule.

5.               Comment:  Under the heading “SUMMARY–What happens if the Transaction is not approved?” on page 7, please clarify whether TGOT’s fees will remain the same for all classes and whether TGOT’s existing fee waiver will carry over if the Transaction is not approved by shareholders and TGOT continues to operate.

Response:  The referenced disclosure has been revised to include the following underlined language:

If the Transaction is not approved by TGOT’s shareholders or does not close for any other reason, such shareholders will remain shareholders of TGOT, and TGOT will continue to operate.  However, there can be no guarantee that the TGOT’s existing fee waiver arrangements will continue past its current term, or the current expenses for a class of shares will remain the same.  The Board then will consider such other actions as it deems necessary or appropriate, including possible liquidation, for TGOT.

6.               Comment:  Under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–What are the distribution and purchase procedures of the Funds?” on page 10, please clarify whether the CDSC for Class A and Class C shares applies to TGOT or the Growth Fund, or both.

Response:  The referenced disclosure has been revised to include the following underlined language:

There is a 1.00% contingent deferred sales charge (“CDSC”) for purchases of $1 million or more if Class A shares for both Funds are sold within 18 months of purchase.  Class C shares of each Fund are generally subject to a 1.00% CDSC on shares sold within 12 months of purchase.

7.               Comment:  Under the headings “SUMMARY–How will the Transaction affect me?–Service Providers” on page 5, and “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Who manages the Funds?–Subadvisers” on page 11, please state whether the Growth Fund is currently subadvised and whether the Growth Fund may engage subadvisers without shareholder approval pursuant to a manager-of-managers structure.

Response:  The referenced disclosure has been revised to include the following:

The Growth Fund does not currently receive services from subadvisers.  However, the Growth Fund is permitted to operate in a “manager of managers” structure whereby its investment manager can appoint and replace both wholly owned and unaffiliated subadvisers, and enter into, amend and terminate subadvisory agreements with such subadvisers, each subject to board approval but without obtaining prior shareholder approval.  For additional information see “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Who manages the Funds?–Manager of Managers Structure” below.

8.               Comment:  Under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–What are the Funds’ investment management fees?” on page 13, please clarify whether the table reflects investment management fees before or after fee waivers and reconcile with the text in the first sentence of the second paragraph.

Response:  The referenced sentence has been revised as follows:

As shown in the table below, the Growth Fund has an investment management fee that is lower than TGOT’s investment management fee at each breakpoint~~, before and after any fee waivers~~.

9.               Comment:  Under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–What are the Funds’ investment management fees?,” the first sentence on page 14 states that “[w]ith respect to TGOT, Investment Counsel has contractually agreed to limit its investment management fee to 0.85% until further notice or approval by the Board.”  Please explain what is meant by “until further notice or approval by the Board.”

Response:  The following language has been added:

The waiver will continue for at least one year from the effective date of the Prospectus/Proxy Statement.

10.            Comment:  Please confirm with Mr. Manion that the assumptions in calculating the pro forma fee and expense information are appropriate.

Response:  The Registrant has confirmed that Mr. Manion has no further comments on the referenced pro forma fee and expense information.

11.            Comment:  In the footnotes to the table under the heading “TABLE OF SHAREHOLDER FEES (both Funds)” on page 15, please clarify that for purposes of the CDSC, the purchase date is the date of original purchase, and not the closing date of the Transaction.

Response:  The following disclosure has been added immediately following the referenced footnotes:

For purposes of calculating any CDSC, the purchase date of any shares received in the Transaction will be the same as the purchase date that was applicable to your shares of TGOT.

12.            Footnote 3 to the table under the heading “ANNUAL OPERATING EXPENSE TABLES FOR CLASS A, CLASS C AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION” beginning on page 15 states that “[t]he investment manager has contractually agreed to waive its fee so that the management fee for TGOT does not exceed 0.85% until further notice or approval by the Board of TGOT.”  Please disclose the time period of the contractual fee waiver, understanding that such period must be for at least one year from the effective date of the N-14 Registration Statement.

Response:  The referenced footnote has been revised to include the following:

The waiver will continue for at least one year from the effective date of the Prospectus/Proxy Statement.

13.            Comment:  By reference to the table under the heading “ANNUAL OPERATING EXPENSE TABLES FOR CLASS A, CLASS C AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION” beginning on page 15, and the related footnotes, please confirm whether the Growth Fund has a contractual fee waiver or expense limitation arrangement that should be disclosed in the table and footnotes.

Response:  The Registrant confirms that the Growth Fund does not have a contractual fee waiver or expense limitation arrangement required to be disclosed in the fee table or footnotes.  Please see the response to Disclosure Comment 3, above.

14.            Comment:  With respect to the tables under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–How do the performance records of the Funds compare?” beginning on page 17, please confirm that the total return figures are as of December 31, 2017, and not as of each Fund’s fiscal year end.

Response:  The Registrant confirms that the total return figures in the referenced tables are as of December 31, 2017.  The Registrant also refers to the sentence immediately preceding such tables, which states that “[t]he average total return figures for Class A, Class C and Advisor Class shares of the Funds, with and without any applicable sales charges and before taxes, as of December 31, 2017, are shown below.”

15.            Comment:  By reference to the bracketed sentence under the heading “COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Where can I find more financial and performance information about the Funds?” on page 18 stating that “[t]he financial highlights for the Growth Fund for the six-month period ended February 28, 2018 are included in Exhibit B,” please include such financial highlights in Exhibit B.

Response:  The brackets have been removed from the referenced sentence and the financial highlights for the Growth Fund for the six-month period ended February 28, 2018 have been included in Exhibit B

16.            Comment:  By reference to the disclosure under the heading “REASONS FOR THE TRANSACTION–Investment Goals and Principal Investment Strategies and Risks” on page 21, given that TGOT’s shareholders chose to invest in a global opportunities fund, and the Growth Fund does not have a policy to invest a percentage of its assets in foreign securities, please provide a more comprehensive description of the TGOT Board’s considerations in determining that the Funds’ principal investment strategies are adequately similar for the Board’s recommendation.

Response:  The referenced disclosure has been revised to include the underlined language below:

Investment Goals and Principal Investment Strategies and Risks.  Both Funds have the same investment goal and employ the same “bottom-up,” value-oriented style of investing.  Both Funds invest primarily in common stocks of companies of any size located anywhere in the world, including developing and emerging markets.  However, TGOT historically has had a larger allocation to developing and emerging markets than the Growth Fund.  TGOT invests its assets in issuers located in at least three different countries (including the United States).  The Growth Fund does not have a similar policy, but historically has invested in issuers located in at least three different countries (including the United States), and the Funds are managed in the same investment style and have a significant amount of portfolio overlap.  Both Funds may, from time to time, seek to hedge against currency risks using certain derivative instruments, including currency and cross currency forwards and currency futures contracts.  Both Funds also may invest up to 10% of their net assets in equity-linked notes.  The principal investment risks of the Funds are similar.

17.            Comment:  Under the heading “REASONS FOR THE TRANSACTION–Costs of the Transaction” on page 22, please disclose the tax implications and costs of portfolio repositioning or include a cross reference to where such disclosure is located.

Response:  A cross reference to the section discussing the tax implications and costs of portfolio repositioning has been added under the heading “REASONS FOR THE TRANSACTION–Costs of the Transaction.”

18.            Comment:  Under the heading “REASONS FOR THE TRANSACTION” beginning on page 20, please disclose whether there were any material considerations adverse to the proposal considered by TGOT’s Board.

Response:  The Registrant confirms that all material factors considered by the Board in approving the Transaction, including any material considerations adverse to the proposal, are disclosed under the heading “REASONS FOR THE TRANSACTION.”

19.            Comment:  Under the heading “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–How do the fundamental investment policies of the Funds compare?” on page 27, please summarize the practical effect of the Funds’ different fundamental investment policies regarding purchasing or selling commodities.

Response:  The following disclosure has been added under the heading “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–How do the fundamental investment policies of the Funds compare?:”

The Funds’ fundamental investment policies regarding purchasing or selling commodities differ in that the Growth Fund’s fundamental investment policy provides additional flexibility to adapt to continuously changing regulation and to react to changes in the financial markets and the development of new investment opportunities and instruments, in accordance with its investment goal and subject to oversight by the Growth Fund Board.

20.            Comment:  Under the heading “COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–What are the principal investment risks associated with investments in the Funds?” beginning on page 27, with respect to the description of Smaller and Midsize Companies risk, please define the capitalization ranges for both smaller companies and midsize companies.

21.  Response:  The Registrant believes that requiring the Fund to define precisely the size of any given company for purposes of determining whether or not the securities of such company are subject to the risks associated with smaller or mid-sized companies presumes a level of precision that the Registrant believes is not possible.  For example, if the Fund were to disclose, as suggested, that only companies that have a specific market capitalization, for example, of $2 billion or less, are considered small cap companies for purposes of the Fund’s risk disclosures, then such disclosure would suggest to investors that if such a company’s market capitalization were to appreciate $1 over $2 billion, the disclosed risks would no longer apply.

The Registrant also believes that requiring such definition for all companies regardless of where located in the world incorrectly presupposes that a company that presents small cap risks in the U.S. or Germany is of the same size as a company that presents similar risks in, for example, Romania, Argentina or South Africa.

22.            Comment:  Under the heading “FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION” beginning on page 30, please provide a plain English description of what is meant by the parenthetical in the last bullet point on page 30, which reads: “the holding period of the shares of the Growth Fund received by a shareholder of TGOT as part of the Transaction will include the period that the shareholder held the shares of TGOT  (provided that such shares of TGOT are capital assets in the hands of such shareholder as of the Closing Date).”

Response:  The language in the referenced parenthetical reflects the requirements under the Internal Revenue Code. The Registrant has revised the referenced parenthetical to include the following underlined language:

(provided that such shares of TGOT are capital assets (generally, property held for investment) in the hands of such shareholder as of the Closing Date).

23.            Comment:  With respect to the reference to Exhibit 14(a) under Item 16 of Part C to the N-14 Registration Statement, please include the date of the consent of the Independent Registered Public Accounting Firm.

Response:  An updated consent has been included as an exhibit to the N-14 Registration Statement, and the date of such consent has been added to the reference to the exhibit under Item 16 of Part C.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kristin H. Ives at (215) 564-8037 or, in her absence, Cory O. Hippler at (215) 564-8089.

Regards,

/s/LORI A. WEBER

                                                                              Lori A. Weber

Secretary and Vice President

Templeton Growth Fund, Inc.